Exhibit 99.1
Rediff.Com Reports Results for the 4th Quarter and Fiscal Year Ended March 31, 2011
Mumbai, India, May 24, 2011.
For the quarter ended March 31, 2011, our India online advertising revenues grew 24% on a year-over-year basis and 2% sequentially, while our Total India revenue, which includes fee-based and online advertising revenues, grew 20% and 1% for the same respective periods. Our active user base in India recorded a year-over-year growth of 43% as indicated by ComScore Media Metrix, much faster than the total Internet market in India.
“In the recent quarters and specifically in the last year, growth in revenue and in our user base shows very early signs of the positive impact of our strategic initiatives. We believe future periods will be reflective of greater recall of the Rediff brand, driven by our new service offerings, as well as the continued build-out of the broadband infrastructure in India. We also believe that the real growth for our Company will begin to take hold over the next 12-24 months as anticipated broadband Internet and 3G services become more widespread and affordable, and equally important, as networks deliver a high-speed and higher quality internet experience for the consumer,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com.
In the past two to three years, with the objective of positioning Rediff for the future, we took a number of steps to enter new growth markets which we believe would add to our overall revenue potential in the form of subscription businesses, and to improve the operating efficiencies of our core business. We set out to revamp our entire site to make it mobile ready, which further enhances our ability to reach a large mass of potential customers.
We continue to improve the user experience on Rediff.com through the addition of useful features to our key services. For example, during the fourth quarter, we introduced SlideSong, a feature that enables users to add music to photo albums and share with friends on our social media initiative MyPage. We also enabled discovery of our music streaming service SongBuzz through the movies section covering reviews on latest movie releases. Both initiatives were done with the objective of making Rediff the preferred destination and to further grow our brand.
Rediff Deal Ho Jaye!
With the intention of providing advertising solutions for local merchants in their city of operation, Rediff recently introduced a Group Deals service — Rediff Deal Ho Jaye in 40 Indian cities, with a cash-on-delivery payment option. Building on its advantage as a pioneer in the e-commerce business and with a reach of 15 million unique visitors per month, the Company offers merchants the ability to take advantage of its reach and generate new business through new customers by offering special discounts and promotions.

Mr. Balakrishnan continued, “Deal Ho Jaye! will help consumers discover new services and experiences in their city, such as restaurants, spas, hotels, healthcare, tattoos, hobby classes, adventure sports and other local attractions across 70 categories and at 30-60% discounts, thus helping them make the most of their quality time with their family and friends. We are excited about this new offering as it offers growth potential for our Company over the long-term, while providing consumers with value-added, discounted services today.”
The Company’s cash balance stood at $36.92 million, as of March 31, 2011, which provides sufficient working capital to meet its liquidity needs and to execute on its strategy, including investments in product development and marketing initiatives. Similar with past periods, the Company expects to continue to invest $1.0 — $1.5 million per quarter throughout the fiscal year.
Further details of Rediff.com’s results for the forth quarter and fiscal year ended March 31, 2011 are appended in tabular form to this press release. A script of the earnings result conference call held on May 24, 2011 will also be made available on Rediff’s Investor Information website at investor.rediff.com.
About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2011
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended March 31		Year ended March 31
	2011	2010	2011	2010
Revenues
India Online	4.84	4.03	17.94	14.69
US Publishing	0.80	0.93	3.85	4.15
Total Revenues	5.64	4.96	21.79	18.84

Cost of Revenues *	(2.96)	(2.50)	(10.79)	(10.11)

Gross Margin	2.68	2.46	11.00	8.73
Gross Margin %	48%	50%	50%	46%

Operating Expenses *	(3.97)	(4.33)	(15.78)	(15.36)

Operating EBITDA	(1.29)	(1.87)	(4.78)	(6.63)

Depreciation / Amortization	(0.95)	(1.18)	(3.78)	(5.00)

Interest Income	0.77	0.81	3.37	4.01

Other Income	0.02	0.05	0.10	0.05

Impairment of long lived assets and investment	(0.65)	(0.06)	(0.65)	(0.20)

Foreign Exchange gain/ (loss)	(0.01)	0.07	(0.02)	0.19

Equity in net loss of equity method investee	(0.15)	(0.16)	(0.79)	(0.42)

Net loss before income taxes	(2.26)	(2.34)	(6.55)	(8.00)

Tax	(0.02)	—	(0.02)	(0.03)

Net loss	(2.28)	(2.34)	(6.57)	(8.03)

Net loss per ADS (in US dollars)	(0.084)	(0.082)	(0.238)	(0.276)

Net loss per ADS (in US dollars) diluted	(0.084)	(0.082)	(0.238)	(0.276)

Weighted average ADS Outstanding (in millions)	27.20	28.61	27.57	29.13

* Stock based Compensation included in:
Cost of revenue	0.02	0.02	0.08	0.10
Operating expenses	0.30	0.08	0.61	0.73

Notes
•	Each ADS represents one half of an equity share.
•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•
During the Fiscal year ended March 31, 2010 the company established an ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). During the quarter ended December 31, 2010 Trust purchased an additional 265,000 shares (equivalent to 530,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•	During the previous quarter the Company acquired Vubites India Private Limited and consolidated its result of operations.
Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:
RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2011
(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2011	2010	2011	2010

Operating EBITDA (Non GAAP)	(1.29)	(1.87)	(4.78)	(6.63)

Depreciation / Amortization	(0.95)	(1.18)	(3.78)	(5.00)

Interest Income	0.77	0.81	3.37	4.01

Other Income	0.02	0.05	0.10	0.05

Impairment of long lived assets and investment	(0.65)	(0.06)	(0.65)	(0.20)

Foreign Exchange gain/ (loss)	(0.01)	0.07	(0.02)	0.19

Equity in net loss of equity method investee	(0.15)	(0.16)	(0.79)	(0.42)

Net loss before income taxes	(2.26)	(2.34)	(6.55)	(8.00)

Tax	(0.02)	—	(0.02)	(0.03)

Net loss (GAAP)	(2.28)	(2.34)	(6.57)	(8.03)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:
RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2011
(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2011	2010	2011	2010

Operating Expenses (GAAP)	4.92	5.51	19.56	20.36

Depreciation/Amortization	(0.95)	(1.18)	(3.78)	(5.00)

Operating Expense (Non-GAAP)	3.97	4.33	15.78	15.36
For further details contact:
Mandar Narvekar
Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-24449144 Extn 138
Email: investor@rediff.co.in
Glenn Wiener and Jay Morakis
GW Communications (U.S.A.)
Tel. 212.786.6011 / 212.786.6037
Email: gwiener@GWCco.com / jmorakis@GWCco.com